SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

Prudential plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

Philip Broadley, Nick Prettejohn, Sir David Clementi, Michael Garrett, Clark Manning, Michael McLintock, Kathleen O’Donovan, Mark Tucker, Andrew Turnbull—Prudential plc—iii John Foley, Peter Maynard, Priscilla Vacassin- i

3. Name of person discharging managerial responsibilities/director

As above

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

Gillian Broadley—wife of Philip Broadley

Claire Prettejohn—wife of Nick Prettejohn

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Notification relates to the persons named in 3 and 4 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 5p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them (See section 9 for the number of shares held)

Philip Broadley & Gillian Broadley—in own name

Philip Broadley & Gillian Broadley—shares held in an ISA in name of Rock Nominees Limited

Philip Broadley—shares held in Trust in the name of BWCI Trust Company Limited

Sir David Clementi—shares held in the name of Frank Nominees Limited at Kleinwort Benson

Michael Garrett—in own name

Michael Garrett—shares held in Trust in the name of HSBC Global Custody Nominees UK Limited

Clark Manning—in own name

Clark Manning—shares held in Trust in the name of BWCI Trust Company Limited

Michael McLintock—shares held in Trust in the name of BWCI Trust Company Limited

Kathleen O’Donovan—in own name

Nick Prettejohn & Claire Prettejohn—in own name

Nick Prettejohn—shares held in Trust in the name of BWCI Trust Company Limited

Mark Tucker—in own name

Mark Tucker—shares held in Trust in the name of BWCI Trust Company Limited

Andrew Turnbull—in own name

John Foley—in own name

Peter Maynard—in own name

Peter Maynard—shares held in Trust in the name of BWCI Trust Company Limited

Priscilla Vacassin—shares held in Trust in the name of BWCI Trust Company Limited

8 State the nature of the transaction

Scrip dividend on ordinary shares of Prudential plc—see section 9

9. Number of shares, debentures or financial instruments relating to shares acquired

Philip Broadley—

354 ordinary shares (347 shares for the Director and 7 shares for his spouse)

40 ordinary shares on shares held in an ISA with Rock Nominees Limited (31 shares on behalf of the Director and 9 shares on behalf of his spouse)

563 ordinary shares acquired in respect of shares held in Trust under the Director’s Deferred Share Award under the Prudential Annual Incentive Plan

Sir David Clementi—390 ordinary shares in respect of the shares held with Frank Nominees Limited

Michael Garrett—

7 ordinary shares

180 ordinary shares in respect of shares held in the name of UBS Limited

Clark Manning—

229 ordinary shares

81 ordinary shares acquired in respect of shares held in Trust under the Director’s Deferred Share Award under the Prudential Annual Incentive Plan

Michael McLintock—

2,324 ordinary shares acquired in respect of shares held in Trust under the Director’s Deferred Share Award under the Prudential Annual Incentive Plan

Kathleen O’Donovan—93 ordinary shares

Nick Prettejohn—

302 ordinary shares (301 shares for the Director and 1 share for his spouse)

105 ordinary shares acquired in respect of shares held in Trust under the Director’s Deferred Share Award under the Prudential Annual Incentive Plan

Mark Tucker—

820 ordinary shares

978 ordinary shares acquired in respect of shares held in Trust under the Director’s Deferred Share Award under the Prudential Annual Incentive Plan

Andrew Turnbull—44 ordinary shares

John Foley—12 ordinary shares

Peter Maynard—

65 ordinary shares

535 ordinary shares acquired in respect of shares held in Trust under the Director’s Deferred Share Award under the Prudential Annual Incentive Plan

Priscilla Vacassin—254 ordinary shares acquired in respect of shares held in Trust under the Director’s Deferred Share Award under the Prudential Annual Incentive Plan

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Philip Broadley Less than 0.00004%

Sir David Clementi Less than 0.00002%

Michael Garrett Less than 0.000008%

Clark Manning Less than 0.00002%

Michael McLintock Less than 0.0001%

Kathleen O’Donovan Less than 0.000003%

Nick Prettejohn Less than 0.00002%

Mark Tucker Less than 0.00008%

Andrew Turnbull Less than 0.000002%

John Foley Less than 0.0000005%

Peter Maynard Less than 0.00003%

Priscilla Vacassin Less than 0.00002%

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

647.4p

14. Date and place of transaction

24 September 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Philip Broadley 614,221 (Less than 0.03%)

Sir David Clementi 44,565 (Less than 0.002%)

Michael Garrett 20,664 (Less than 0.0009%)

Clark Manning 847,730 (Less than 0.04%)

Michael McLintock 530,346 (Less than 0.03%)

Kathleen O’Donovan 13,513 (Less than 0.0006%)

Nick Prettejohn 490,744 (Less than 0.02%)

Mark Tucker 1,305,288 (Less than 0.06%)

Lord Andrew Turnbull 5,032 (Less than 0.0003%)

John Foley 7,498 (Less than 0.0004%)

Peter Maynard 320,142 (Less than 0.02%)

Priscilla Vacassin 284,446 (Less than 0.02%)

16. Date issuer informed of transaction

24 September 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Lee Davis, Group Secretarial, 020 7548 3807

Name and signature of duly authorised officer of issuer responsible for making notification

Susan Henderson, Group Deputy Secretary, 020 7548 3805

Date of notification

24 September 2007

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 24 September 2007	PRUDENTIAL PUBLIC LIMITED COMPANY

	By:	/s/ Susan Henderson
Susan Henderson
Deputy Group Secretary